John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0320 Fax: (617) 572-9161 E-mail: pminella@jhancock.com

Paula J. Minella

AVP and Counsel

VIA EDGAR

June 25, 2014

Jamie Lynn Walter, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:

John Hancock Life Insurance Company (U.S.A.)

John Hancock Life Insurance Company (U.S.A.) Separate

Account A

“Simplified Life” (National Version)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-194818

John Hancock Life Insurance Company of New York

John Hancock Life Insurance Company of New York

Separate Account B

“Simplified Life ” (NY Version)

Initial Registration Statement filed on Form N-6

File Nos. 811-8329 and 333-194819

Dear Ms. Walter:

This letter is in response to the comments set forth in your letter dated May 23, 2014 concerning the above-captioned filings (the “Registration Statements”). We repeat in bold face type below each comment and set forth Registrants’ response thereto. Except as the context otherwise requires, the responses relate to both the National Version and the NY Version.

General

1.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees.

There are no such third party guarantees or support agreements.

2.	The term “investment account” is a defined term in the prospectus. The registrant also uses the term “account” in certain sections of the prospectus (e.g., page 10). Wherever possible, please use the defined term “investment account” rather than account in order to avoid the mistake impression that these are distinct concepts.

In those instances where the term “account” is used to refer specifically to an “investment account,” the Registrants will revise the reference to “investment account.”

3.	Please make conforming changes to both filings to reflect the Commission staff’s comment letter dated April 16, 2014, on the John Hancock Life Insurance Company (U.S.A.) Separate Account A prospectus filed under File No. 333-193994 and the John Hancock Life Insurance Company of New York Separate Account B prospectus filed under File No. 333-193995, as applicable.

The Registrants’ will make conforming changes to both filings to reflect (1) our responses to comments provided by the staff in a letter dated April 16, 2014, (2) verbal, follow-up comments provided by the staff, and (3) any changes reflected in our correspondence filings with the staff. In accordance with these communications, and as detailed further below, certain of the staff’s comments were resolved such that revisions to the disclosures were not necessary, while in other instances, certain of the staff’s comments lead to immediate changes in the current prospectuses and, in additional instances, changes were deferred until the Registrants’ next annual post-effective amendment in 2015.

4.	Please consider adding a glossary.

The Registrants’ registration statements are maintained on a database library which allows us to maintain a substantial degree of uniformity across all registration statements. Due to the nature in which the prospectus disclosure is stored in the database library, it would be very labor intensive to implement and maintain a glossary in our prospectuses. Due to this difficulty and the fact that the glossary is not required by Form N-6, we respectfully decline to add a glossary.

Prospectus

5.	Summary policy risks (page 6)

a.	As with other risks discussed in the summary, please summarize the market timing and disruptive trading risks on page 6 and then provide a cross-reference to the more detailed discussion of the risks to be provided later in the prospectus, e.g., page 33.

In doing so and subject to further staff review, please ensure that all disclosure required by Item 6(f) is provided.

In order to maintain uniformity of our market timing disclosure across our prospectuses, during the registration process for the registrations noted in staff comment 3, above, the staff has permitted us to go effective with the existing disclosure with the expectation that we will consider a further summarized version of the disclosure to be used in the next annual post-effective amendments filings for all prospectuses. Accordingly, we request the same courtesy with respect to these filings.

6.	Fee Tables (page 8)

a.	In the first paragraph of the preamble, please retain the first sentence but delete the remainder of the paragraph as such additional disclosure does not appear to be a modified narrative explanation as contemplated by Item 3. See Instruction 1(b) to Item 3. Instead, please provide the footnote requested in comment b, below.

The Registrants have revised the first sentence in the first paragraph of the preamble to read as follows: “This section contains tables that describe all of the fees and expenses that you will pay when buying, owning and surrendering a policy.”

During the registration process for the registrations noted in staff comment #3, the staff agreed to permit the Registrants to go effective with the additional disclosure so long as such disclosure was also provided in the footnotes, as is required by Item 3. Accordingly, we request the same courtesy with respect to these filings.

b.	For the surrender charge and all other charges in the three tables that depend on a policy owner’s characteristics, please provide an appropriate footnote as required by Instruction 3(b) of Item 3, that discloses that the charges shown in the table may not be representative of the charge that a particular policy owner will pay and how an owner may obtain more information about the particular cost that would apply to him or her.

The Registrants will add this disclosure to each footnote that describes a charge that is dependent on a policy owner’s characteristics.

c.	For the surrender charge and all other charges that provide for a maximum and minimum charge, the maximum charge should always appear first and precede the minimum and representative charge.

During the registration process for the registrations noted in staff comment #3, the staff agreed to allow the Registrants to go effective with the existing disclosure. Accordingly, we request the same courtesy with respect to these filings.

d.	Please reconcile the fact that the Guaranteed Rate for the minimum charge for the Cost of Insurance on page 9 is higher than their respective Current Rate.

The Registrants have removed disclosure for the Current Rate.

e.	Please note that in footnote 1, the Guaranteed Rate and the Current Rate for the Minimum charge and the Maximum charge in the chart should be based on the same person. Please revise accordingly.

The Registrants have removed disclosure for the Current Rate and have revised the impacted footnotes accordingly.

f.	Please add a footnote to the asset-based risk charge on the “Periodic Charges Other than Fund Operating Expenses” table to explain that the asset-based risk charge is not currently imposed and that it would apply only to that portion of policy value held in the investment accounts.

The Registrants have added the following footnote to the asset-based risk charge:

“This charge only applies to that portion of the policy value held in the investment accounts. This charge is not currently imposed, but we reserve the right to do so in the policy.”

g.	It appears that the end dates of the contractual waivers described in the footnotes to the individual “Portfolio Annual Expenses” table beginning on page 11 have not been updated. Please revise accordingly.

The Registrants confirm that the individual “Portfolio Annual Expenses” table and any applicable footnotes will be updated to reflect current fees and related footnotes.

7.	Detailed Information – Table of Investment Options and Investment Subadvisers (page 15)

a.	Please revise the caption for the second column of the table beginning on page 16 to refer to the investment adviser and any applicable subadviser rather than to “Portfolio Manager.” Item 4(c)(3).

As we refer to “Portfolio Manager” in all of our prospectuses and given our objective to maintain uniformity among them, during the registration process for the registrations noted in staff comment 3, above, the staff agreed to allow the Registrants to go effective with the existing disclosure, noting that the requested change will be made in the next annual post-effective amendment filings for all prospectuses. Accordingly, we request the same courtesy with respect to these filings.

8.	Description of John Hancock USA (page 24)

a.	For the NY Version, please revise the prospectus as necessary to reflect that John Hancock NY is licensed only to do business in New York.

The SAI (under “Description of Depositor”) states that John Hancock NY is a licensed insurance company in the state of New York. Inasmuch as the New York version of the prospectus and SAI are for delivery only to customers whose policies would be issued by John Hancock NY (and with respect to whom John Hancock NY would be appropriately licensed to issue those policies) it is not clear how this additional disclosure would be relevant to these customers, and we are hopeful that this disclosure will be able to remain as is, in order to avoid inconsistencies within our template format.

b.	For example, though not exhaustive, please note the following disclosure.

i.	The second sentence under “Optional supplementary benefit riders” on page 5 of the NY version.
ii.	The third to last sentence of the last paragraph preceding “Repayment of policy loans” on page 30 of the NY version.
iii.	The last paragraph under “Other charges we could impose in the future” on p. 33 of the NY version.

The Registrants have made all the necessary changes in the NY Version of the prospectus, in particularly the portions of the prospectus noted in b(i) - b(iii) above.

c.	For the NY Version, confirm that “MFS: is accurately identified as the holding company of Manulife Financial on page 22 of the NY Version.

The Registrant confirms that MFC is the holding company of the Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

9.	The death benefit (page 25)

Please disclose in plain English the potential benefits and risks associated with changing the death benefit from Option 2 to Option 1.

The Registrants have revised the first paragraph under “Change of death benefit option” as follows:

“Your policy will be issued with death benefit Option 2. Under our current administrative rules, we permit the death benefit option to be changed from 2 to Option 1 after the first policy year. If you request in writing, and we approve a change from Option 2 to Option 1, your Face Amount after the change will equal your Face Amount before the change plus the policy value as of the effective date of the change. If you change from Option 2 to Option 1, your death benefit at death may be lower than what it was if your policy had remained as death benefit option 2. This means, you death benefit will change from one that may increase over time due to the investment experience of the underlying investment accounts to one that is a level death benefit. Changing from Option 2 to Option 1 can also lower the monthly Cost of Insurance charge since this charge is lowered when the Net Amount At Risk is reduced; all other charges under the policy would remain the same. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.”

10.	Death during grace period (page 31)

Please clarify the meaning of “insurance benefit.”

The Registrants revised the disclosure under “Death during grace period” as follows:

If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default, and the ~~insurance benefit~~ death benefit will be reduced by any outstanding monthly deductions due at the time of death.

11.	Surrender and withdrawals (page 34)

a.	The third sentence under “Withdrawals” states: “If the withdrawal results in a reduction in Face Amount, a charge equal to a pro-rata portion of any surrender charge will be applied during the surrender charge period.” However, the example on page 35 indicates that a surrender charge is applied only if the withdrawal would reduce the Face Amount to less than the initial Face Amount at the time of issue (e.g., the “Face Amount issued”). Please reconcile this disclosure.

If a surrender charge applies only to a withdrawal that reduces the “Face Amount issued,” please make corresponding changes to the other sections of the prospectus that describe the surrender charges as necessary (e.g., pages 24 and 37).

The surrender charge applies only to a withdrawal that reduces the initial Face Amount at issue. As a result, the Registrants will revise the disclosure on pages 24, 34 and 37 (and wherever else necessary) to read as follows:

“If the withdrawal reduces the Face Amount to an amount that is less than the initial Face Amount at issue (“Face Amount issued”), a charge equal to a pro-rata portion of any surrender charge will be applied during the surrender charge period to the amount surrendered that falls below the Face Amount issued.”

b.	It is unclear how a withdrawal could result in a reduction in Face Amount under death benefit Option 2. Please explain how a withdrawal could result in a reduction in Face Amount under death benefit Option 2 or clarify that only a withdrawal under death benefit Option 1 could result in a reduction in Face Amount.

Withdrawals will not affect the Face Amount if death benefit Option 2 is in effect. However, if death benefit Option 1 is in effect, withdrawals could affect the Face Amount. The Registrants will revise the disclosure as follows:

“If death benefit Option 1 is in effect at the time of the withdrawal, such withdrawal may reduce the Face Amount.”

12.	Policy Loans (page 35)

a.	Please confirm that no special instructions are required when submitting a payment to be used as a loan repayment or provide additional disclosure as appropriate.

The Registrants will add the following disclosure to the end of the “Repayment of policy loans” section:

“While you have a loan outstanding, we will treat any amounts you pay as premium, unless you submit a written request to us that they be treated as loan repayments.”

b.	Please disclose the timeline for processing loan repayments (e.g., next business day).

The Registrants will add the following disclosure as the last paragraph in the “Repayment of policy loans” section:

“Loan repayments received prior to the close of the New York Stock Exchange will be applied on the same day it was received. Loan repayments received after the close of the New York Stock Exchange will be applied as of the next business day.”

c.	Under “Effects of policy loans,” please make clear that taking out a loan on the policy also increases the risk that the policy will lapse because it decreases the amount available to pay the charges of the policy when due.

The Registrants will revise the disclosure as follows:

“Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, when a loan is outstanding, the amount in the loan account is not available to help pay for any policy charges. If, after deducting your policy loan, there is not enough policy value to cover the policy charges, your policy could lapse. Whenever the outstanding loan equals or exceeds your policy value after the insured person reaches age 121, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee’s last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see “Tax considerations”).

13.	Description of charges at the policy level (page 36)

a.	In addition to disclosing the consideration received in exchange for a particular charge, please also specify the applicable charge, e.g., loan interest rate and transfer fee at the top of page 37 rather than cross-referencing to another part of the prospectus. Item 5(a).

The Registrants have revised the disclosure to reflect the disclosure previously approved by the staff during the registration process for the registrations noted in staff comment 3, above, for the “Loan interest rate” and “Transfer fee” to read as follows:

Loan interest rate: We charge interest on any amount you borrow from your policy. The interest charged on any loan is an effective annual rate of 3.25% in the first ten policy years and 2.00% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 2.25% (see “Policy loans”).

Transfer fee: We currently do not impose a fee upon transfers of policy value among investment options, but reserve the right to do so in the policy to compensate us for the costs of process these transfers (see “Transfers of existing policy value”).

b.	The explanation of the calculation of the surrender charge on page 37 is confusing. Please revised the example to more clearly explain how the values for (a) and (b) are calculated.

The Registrants have revised the disclosure to reflect the disclosure previously approved by the staff during the registration process for the registrations noted in staff comment 3, above, as follows:

Surrender charge - A charge we deduct if the policy lapses or is surrendered, or if the Face Amount is reduced within the first ten policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse, a surrender or a reduction in Face Amount. The surrender charge amount is determined by a formula that is set out in your policy, and is impacted by your age, sex, risk classification, Face Amount and the amount of premiums paid in policy year 1. The surrender charge decreases each month and becomes zero at the end of the tenth policy year.

The surrender charge is equal to the lesser of (a) and (b), multiplied by the Surrender Charge Grading Factor in your policy, where

(a)	is a surrender charge for the Face Amount at issue, indicated in the Policy Specifications page of the policy, less the result of 4.11% multiplied by the sum of premiums paid in the first policy year, and

(b)	is an alternate surrender charge for the Face Amount at issue, also indicated in the Policy Specifications page of the policy

Both calculations (a) and (b) are intended to enable us to recoup acquisition expenses incurred in relation to the sale of your policy. The calculation in (a) limits the surrender charge amount in some cases to make sure that your policy conforms to applicable state non-forfeiture laws.

For an example showing how the surrender charge is determined, assume a policy on a male age 45 nonsmoker, providing a $1,000,000 death benefit Option 2 with no riders, paying a Target Premium of $19,790 as of policy year 1, and subject to an applicable Surrender Charge Grading Factor of 100% in policy year 1.

To determine the surrender charge in (a), we subtract from $27,720 the product of 4.11% multiplied by the sum of premiums paid in policy year 1 ($19,990). The result is $26,906.63 – i.e., $27,720 – 4.11% x $19,790 = $26,906.63. We then compare this to the surrender charge amount in (b) indicated in the Policy Specifications page. In our example above, the surrender charge amount in (b) is $34,820.

The lesser of the amounts in (a) and (b) is the $26,906.63, which is the amount derived from the calculation in (a), and thus, that is the amount of the surrender charge that would be applied. In this example, where the surrender occurs in the first policy year, the Surrender Charge Grading Factor that would be applied to the surrender charge is 100%, and therefore the surrender charge for this example is $26,906.63– i.e., $26,906.63x 100% = $26,906.63. The surrender charge is dependent upon the policy year during which a reduction in Face Amount, lapse or surrender occurs, and the Surrender Charge Grading Factor percentage is graded down over the policy duration until the tenth policy year.

14.	Please confirm that disclosure under “Tax considerations” beginning on page 47 is current.

The Registrants confirm that the disclosure under “Tax considerations” is current.

Statement of Additional Information

15.	Rather than refer the reader to the prospectus for the address and telephone number to obtain a copy of the prospectus, please provide the information on the front cover page of the statement of additional information.

The Registrants will include a phone number on the front cover page of the statement of additional information. This approach was previously approved by the staff as part of the registration process for the registrations noted in staff comment 3, above.

16.	Please revise the period ended dates in “Independent registered public accounting firm” on page 2.

The Registrants confirm that the financial statements referenced by this comment will be updated to include December 31, 2013.

Part C

17.	Please file any applicable custodian agreements as required by Item 26(b). Moreover, when including any agreements as exhibits, please file actual agreements, rather than forms of agreement when possible.

The Registrants have revised the disclosure to reflect the disclosure previously approved by the staff during the registration process for the registrations noted in staff comment 3, above, as follows:

“The Depositor, located at 197 Clarendon St., Boston, MA is the custodian of the assets of the Separate Account. The Depositor has custody of all the cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.”

18.	Please provide the information and in the format required by Item 30(c).

The Registrants, have revised the disclosure to reflect the disclosure previously approved by the staff during the registration process for the registrations noted in staff comment 3, above, as follows:

Compensation received, directly or indirectly, from the Registrant by John Hancock Distributors LLC, the sole principal underwriter of the contracts funded by the Separate Account during the last fiscal year:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation
John Hancock Distributors LLC	$0	$0	$0	$0

19.	Financial Statements, Exhibits, and Certain other information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

The Registrants confirm that the financial statements, exhibits, and all other required disclosures not included in the initial registration statements will be included in the pre-effective amendments.

20.	Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of such request, acknowledging that

—	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The registrants and principal underwriter intend to make an oral request for acceleration of effectiveness of the Registration Statements, as permitted by Rule 461(a) under the 1933 Act. Accordingly, in order to comply with the second sentence of Rule 461(a) the transmittal letter for a pre-effective amendment of each Registration Statement will state that intent and state that the registrant and principal underwriter are aware of their obligations under the 1933 Act. Those letters will also include the acknowledgments set forth in the above three bullet points.

Registrants intend to request acceleration of the effective dates of the registrations statements and will include the requested language from Rule 461(a) in the transmittal letters for the pre-effective amendments.

Very truly yours,

/s/ Paula J. Minella
Paula J. Minella